

March 23, 2010

<u>Via Mail and Facsimile (408-496-6104)</u>

Nathan Zommer
Chairman, President and Chief Executive Officer
IXYS Corporation
1590 Buckeye Drive
Milpitas, CA 95035

      Re: IXYS Corporation
              Form 10-K for the Fiscal Year Ended March 31, 2009
              Filed June 12, 2009
              File No. 0-26124

Dear Mr. Zommer:

      We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

      We note that on the "Worldwide Sales Reps and Distributors" section of your website there is a country drop down menu which includes Iran and Syria, and that clicking on either country brings up IXYS Semiconductor GmbH and contact information for the Middle East region. We note disclosure in your 10-K that one of your geographic segments includes Europe and the Middle East. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, affiliates, resellers, distributors or other direct or indirect arrangements. Your response should describe any products, components, services or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In this regard, we note a news reports that you entered into an agreement with Mouser Electronics to distribute your products, and we note from a public sales website that Mouser Electronics is a vendor for at least one electronic product in Syria. Please tell us whether Mouser Electronics distributes your products in Syria.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance